Mail Stop 3561


	May
16, 2005

Mr. David Fox
Chief Executive Officer
Deja Foods, Inc.
16501 Ventura Boulevard, Suite 608
Encino, CA  91436

RE:  	Deja Foods, Inc.
        	File No.  333-124016
      Registration Statement on Form SB-2
        	Filed April 12, 2005

Dear Mr. Fox:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Cover Page of Registration Statement

1. We note that you state the address of the company`s principle executive offices to be 16501 Ventura Boulevard, Suite 608, Encino,
CA 94136. It appears that at least three other entities also claim
Suite 608 to be their address:  The National Visa Registry Green
Card
Lottery; Torem & Torem; and the Property Management Office of Jamison Properties, Inc.

We further note that the Office Lease attached as Exhibit 10.2, the
Marketing Agreement attached as Exhibit 10.3, and the Management Agreement attached as Exhibit 10.1 variously list the company`s address as Suite 608, Suite 609, Suite 503, and Suite 602.

Please explain.

2. With respect to your disclosure, here and elsewhere in the prospectus, concerning your listing of the shares on the OTC Bulletin
Board, please revise to clarify that there are no assurances that such shares will be accepted for listing on the Bulletin Board. In this respect, consider whether the language on the prospectus cover page, that the shares are "initially offered at $2.00 per share", should be revised.

Table of Contents

3. Please include page numbers for the table of contents in your next amendment.

Risk Factors, page 3

4. Please revise the first risk factor to clarify how the stated risks are specific to Deja Foods and/or investors.

5. Risk factor 4 appears to be a generic risk that could apply to any company. Risk factors should not be those risks that could apply to any issuer or any offering. Explain how the risk specifically affects this company or the securities being offered.

6. Please consider removing or revising the disclosure in risk factor
7 in light of the Commission`s position on indemnification for Securities Act liabilities.

Capitalization, page 5

7. Please reconcile the number of common shares outstanding, variously stated to be either 3,829,722 or 4,100,000 throughout the document.

Management Discussion and Analysis of Financial Condition, page 7

8. We noted that your auditors have only audited the balance sheet as of December 31, 2004. Please revise your disclosures here and throughout MD&A to clearly indicate that balance sheet information for the five-months ended December 31, 2003 is unaudited and that such information has not been presented in the accompanying audited financial statements.

9.
Please be advised that Section 27A of the Securities Act and Section
21E of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. In your amended filing, please either:

* delete any references to the Private Securities Litigation
Reform
Act; or
* make clear, each time you refer to the Private Securities
Litigation Reform Act, that the safe harbor does not apply to your company.

10. Please file the complete agreement between Deja Foods and M&L
Foods as an attachment to your next amendment. The copy previously filed appears to be incomplete.

11. You state that "the availability of capital resources is a limiting factor to our growth." Please provide greater detail with respect to how you plan to raise capital in the immediate future, particularly in light of the fact that this offering is for selling securityholders only and does not raise any proceeds for the company, and may in fact contribute towards making it more difficult for the company to raise funds.

12. In the second full paragraph on page 8, you reference the fact that sales growth in 2004 was facilitated by "adding warehouses."
Since, in fact, the company does not have any warehouse facilities, this disclosure is confusing as to the nature of the company`s warehouse assets and operations. Please clarify here and elsewhere as appropriate.

Liquidity and Capital Resources, page 9

13. Please revise to include a discussion of the details of the transactions with the Deja Plus High Yield Income Fund (the Fund). This disclosure should include, but not be limited to, the term of the management agreement, the timing of payments (loan repayments and payments of funding fees), payments made year-to-date, and the basis or methodology used in determining amounts due (e.g. fees based on funds available in the Fund or fee based on amounts drawn down from the fund). Considering the complex nature of the management agreement (funding fee), it would be helpful if you provided a table showing the computation of the funding fee that reconciles to the amounts disclosed in the financial statements.

14. We noted that repayments from inventory financing are due to the
Fund within 10 days of the Company`s receipt of proceeds from the sale of related inventory. It is not apparent however, from your statement of cash flows, that there have been any repayments of principal borrowed. If the loan is in default at December 31, 2004, please revise to include a discussion of the current status of this loan and management`s plans to address this default. For guidance on this discussion, please refer to section IV C. of SEC Release No. 33-
8350.

15. Please disclose whether the fund controlled by your Chief Executive Officer engages in any activities other than loaning money to Deja Foods. In addition, indicate the percentage of total food products purchases that were purchased through the Fund and calculate the effective cost of capital to the company of utilizing the Fund to finance operations. Also indicate whether the terms of financing obtained from the Fund are more or less favorable than those available from non-affiliated third parties. Considering the significance of the funding fee and the impact that this fee will have on future operations, consider providing a sensitivity analysis
(in tabular format) to facilitate an investor`s understanding of the impact of the funding arrangement on gross profit and net income. You should state clearly that the information provided in your sensitivity analysis is for illustrative purposes and that such information is not intended to be indicative of future performance.

16. With respect to the company`s attempts to increase revenues and reduce the costs of funds in 2005, identify the "lenders" with whom the company is negotiating, disclose whether such lenders are affiliates of the company or an officer, director or 10% shareholder of the company, and discuss the basis by which the company believes that it will be able to reduce its costs of funds. We may have further comment.

17. We note the statement that Deja Foods has agreed "to pay the Fund the greater of 12% per annum on all funds raised and held by the Fund or 25% of the gross profit we receive annually from the purchase and resale of food products using funds provided by the Fund." Please clarify whether Deja Foods is paying 12% "on all funds raised and held by the Fund" or only on those funds actually utilized by Deja Foods. In addition, discuss here and elsewhere as appropriate, the potential that such a payment structure may motivate the Fund to raise funds for the company irregardless of the company`s needs and thus create conflicts between the company and the Fund with respect to this financing arrangement.

18. Please disclose the terms of the line of credit available to Deja
Foods and the financial institution from which it was obtained. Please disclose the current amount outstanding pursuant to such line of credit and file a copy of the dated and executed agreement as an exhibit with your next amendment. Additionally, to the extent that such financial institution is affiliated with the company, or an officer, director or significant shareholder of the company, please discuss here and in the "Certain Transactions" section of the prospectus.

19. Please disclose the current status of negotiations to increase the line of credit in light of the stated expiration of the current line in May 2005.

20. With respect to the supply contract signed in April, 2002, identify the party with whom the company has contracted, discuss the material terms of such agreement, and include the contract as an exhibit to the registration statement. We may have further comment.

21. Briefly describe and discuss the "infrastructure improvements" obtained by the company in 2004.


Working Capital, page 10

22. It is unclear to us how you determined working capital was adequate to meet the Company`s needs during 2004, considering the short-term nature of the loans from the Fund (i.e. loan repayments are due within 10 days of the Company`s receipt of proceeds from the sale of related inventory). Please remove this disclosure, or revise to elaborate on the "other factors" considered in determining working capital was adequate.

23. Your disclosure states that you were able to turn receivables at a faster rate in 2004 than 2003. Based on the information presented, it appears the accounts receivable turnover ratio deteriorated in 2004 compared to 2003. Please explain to us supplementally how the information presented in the table substantiates the Company`s statement on accounts receivable turnover. Please advise or revise.

Commitments and Long Term Liabilities, page 11

24. We noted that you signed a significant contract with a supplier guaranteeing the price of specific food products for twelve months.
Please revise your table your table to include any purchase commitments related to this contract (e.g. minimum purchase requirements, up-front fee, etc.).

Cash Flows - EBITDA, page 11

25. Please revise to include the disclosures required by Item
10(h)(1)(i)(c) and Item 10(h)(1)(i)(d) of Regulation S-B.

Business, page 15

26. We note the statements that Deja Foods:

* "make[s]...`opportunity purchases` from a number of multinational food manufacturers, including Con Agra, Del Monte, National Frozen Foods and Cool Brands";

* "arrange[s] for `continuity` purchases of food products on a regular and ongoing basis from specific manufacturers which [Deja]...sell[s] to [its]...retail and institutional customers";

* "obtain[s] regularly from domestic and overseas manufacturers...[food products] manufactured for us under our own
"Deja Foods(tm)" label";  and

* "sell[s]...imported food products directly to U.S. food distributors through an office...[Deja Foods] maintain[s] in New
York
City."

Please disclose the material terms of all agreements and understandings with all manufacturers, suppliers, and customers.
Additionally, please file dated and executed copies of all agreements with such companies as exhibits to your next amendment.

27. Additionally, please provide disclosure with respect to the relative contribution each segment contributes to the overall operations of Deja Foods.

28. We note the following statements:

* "We also have primary warehouse operation centers in Modesto, California; Garland, Texas; Savannah, Georgia and Denver, Pennsylvania and use warehouses elsewhere from time to time. In each case, we have no long-term agreements with the warehouses. Rather, we pay monthly on a pallet or weight basis for all of our food product that is shipped into and out of the warehouse." (pp. 18, emphasis added)

* "We also have food distribution operations in Denver,
Pennsylvania,
which we manage on a joint venture basis with M&L Wholesale Foods,
Inc.... Under the joint venture agreement, we store food products in
a third-party warehouse and M&L offers our products and their products for sale to M&L`s customer base...This arrangement allows us to target M&L`s customers for product sales that do not compete with
M&L`s products and allows M&L to offer an expanded product line, which is warehoused and financed by us." (p.16, emphasis added)

Please reconcile the two apparently conflicting statements. Additionally, please file a dated, executed copy of the Joint Venture
Agreement referenced on page 16 with your next amendment. We note that Section 9 of the agreement between Deja Foods, Inc. and M&L Wholesale Foods, LLC, filed as Exhibit 10.3, specifically states that such "Agreement shall not constitute a partnership or joint venture relationship between the parties." Further, clarify the language throughout the prospectus with respect to your "having" warehouse operations centers, as it appears that the company has no interest in such centers whatsoever, but merely rents space on an as available and as needed basis to warehouse it products. In connection with this arrangement, also discuss the terms under which the company rents this space, including but not limited to the cost(s), insurance on the inventory, what alternatives the company has arranged for in the event that space is not available at such facilities, etc.

29. Please file a copy of the dated and executed letter of intent to acquire all of the outstanding common stock of M&L, as referenced on page 16, with your next amendment. Please update your disclosure to reflect the current status of the transaction and the source of funds that will be used to consummate the transaction. If the transaction appears to be definite, please provide the financial statements of the entity to be acquired. Additionally, please disclose the ownership structure between M&L Wholesale Foods, llc and M&L Wholesale Foods, Inc. We may have further comment.

30. Provide a discussion of all material regulations, whether federal state, local or foreign, including but not limited to the import of products from foreign countries, to which the company and its operations are subject.

 Executive Compensation, page 19

31. Please add Mr. Matis to the Summary Compensation Table.

32. Please reconcile the varying amounts provided for Mr. Fox.

Security Ownership of Certain Beneficial Owners and Management,
page
21

33. Please provide the address of each beneficial owner as required by Item 403 of Regulation S-B.

34. Some of the amounts disclosed for the owners and management in the table on page 21 do not tie with the amounts disclosed for the same individuals in the selling stockholders table on page 22.
Please revise.

Selling Stockholders and Plan of Distribution, page 21

35. Please disclose the control person(s) for each business entity listed in the table.

36. Please also disclose the entities implicated by each person designated as a "Trustee."

37. Please disclose how each person is affiliated with Deja Foods, Inc. Specifically, state any position, office or material relationship which the selling security holder has had within the past three years with Perfect Health Care or any of its predecessors or affiliates. See Item 507 of Regulation S-B. It appears that those people with the surnames of Fox and Cooper may have a relationship with your affiliates.

Related Party and Other Material Transactions, page 24

38. Please provide the staff with a legal analysis supplemental to your disclosure that provides an explanation as to how the loans to
Mr. Fox comply with the Sarbanes-Oxley Act of 2002. We may have further comment.


Financial Statements

General

39. Please tell us supplementally whether your institutional customers and retail customers represent separate operating segments as defined in paragraph 10 of SFAS 131 and explain management`s basis for this determination. If these distinct customer bases represent separate operating segments, please revise to include the disclosures required by paragraphs 25 - 28 of SFAS 131. Also, expand MD&A to analyze sales, profitability and the cash needs of each segment. Refer to Section 501.06.a of the Codification of Financial Reporting
Policies.

Report of Independent Registered Public Accounting Firm, F-1

40. Please instruct your auditor to revise their opinion to include the signature of the firm.

Note 1 - Organization and Summary of Significant Accounting
Policies

Inventories, F-6

41. We noted from your disclosure on page 15 that you purchase various perishable types of food. Please tell us supplementally, and disclose your policy for determining your inventory reserves for excess and obsolete or spoiled inventory.

Investments, F-7

42. Please provide to us supplementally, a robust discussion of Mr.
Fox`s affiliation (including both direct and indirect ownership interest) with Deja Plus High Yield Income Fund. In this connection, please also provide us with a detailed analysis of the applicability of APB 18 (equity method accounting for investments), specifically paragraph 17. We may have additional comments.

Revenue Recognition, F-7

43. Please revise your policy disclosure to address each of the four criteria described in SAB 104. Disclose significant terms and conditions, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, inventory credits, rebates, discounts, volume incentives, etc.) and the related accounting policies.

44. We noted from your disclosure on page 8 that you performed drop shipments, direct to customers from the source without trans-shipment through a warehouse. It appears that you are recording revenue on a gross basis for these product sales. Please provide to us supplementally, an analysis of EITF 99-19, Reporting Revenue Gross as a Principal versus Net As an Agent. Your analysis should address each of the indicators discussed in the related technical guidance.
Please advise or revise.

45. Considering the comments above, please revise your critical accounting policies (page 12) to disclose the nature and amounts of revenue dilution (e.g., from product returns, inventory credits, discounts for early payment, credits for product that is not sold by the expiration dates, and other allowances). Your critical accounting policy should explain how you assess returns of products, levels of inventory in the distribution channel, estimated shelf life
(or spoilage), and expected introductions of new products that may result in larger than expected returns of current products. Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates. In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer`s ordinary course of business inventory level.

Note 2 - Accounts Receivable, F-10

46. Please revise to disclose the amount of accounts receivable factored, proceeds received, factoring fees paid and any other relevant facts of the arrangement for each period presented.

47. Tell us, citing the specific authoritative literature you used, how your accounting and reporting for factoring accounts receivable complies with GAAP. Also, tell us how you have reported your factoring transactions (proceeds and repayments) in the statements of cash flows for each period. If the transactions were reported as operating activities, please justify.

Note 8 - Stockholders` Equity, F-13

48. Please revise to include a discussion of each equity issuance (or group of issuances) for each period presented in the Statements of Changes in Stockholders` Equity. Your discussion should include the number of shares of common stock issued, a description of the services rendered (clarify employee or non-employee), and the methods and assumptions used in determining the value of the equity issuances, etc.


Note 10 - Related Part Transactions

Loan Agreement, F-15

49. Please provide us with a supplemental discussion of the pertinent details of Deja Plus. In this discussion, include the name and ownership percentages of significant investors in Deja Plus, including a discussion of their affiliation with the Company, if any.
Also discuss any other activities of the fund, including but not limited to, funding arrangements with other entities and other business activities (e.g. sales of products, etc.). Consider providing to us the financial statements of Deja Plus to help us better understand their (Deja Plus) funding capabilities. Tell us Deja Plus purchases inventory on behalf of the registrant. Considering the significance of the management arrangement with Deja
Plus and the Company, you should consider strengthening your related party disclosures to discuss the points noted within this comment. We may have additional comments.

Note 12 - Concentrations of Credit Risk and Major Customers, F-15

50. Please expand your disclosure to include a discussion (or tabular presentation) of any concentrations that may exist in accounts receivable.

Other

51. Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountants in any amendments.

52. Prior to amending your registration statement, please consider the guidance of Items 310(c) and (d) of Regulation S-B, as it relates to your acquisition of M&L. In this connection, provide the necessary financial statements of M&L or explain to us
(qualitatively
and quantitatively) why such information is not required.

Part II

Recent Sales of Unregistered Securities, page 57

53. Please reconcile the time period within which the 500,000 share offering was completed, variously noted as between December 2004 and either February or March of 2005. We may have further comment.

54. Please disclose the exemption under Regulation D upon which you relied. Also, disclose the particular facts relied upon in relying upon Regulation D and Section 4(2). See Item 701(d) of Regulation S-
B.


Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

55. Please supply the disclosure required by Item 304 of Regulation
S-B.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Brian Bhandari at (202) 551-3390 you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399.




Sincerely,





John Reynolds, Assistant Director

Office of Emerging Growth Companies



cc:	Gary A Agron
	Fax:  (303) 770-7257




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Deja Foods, Inc.
May 16, 2005
Page 1